Amendment to the
                Amended and Restated By-Laws as of June 28, 1990
                                     by the
                              Board of Directors of

                               NL Industries, Inc.




     Effective December 8, 2003, the board of directors of NL Industries, Inc., a New Jersey corporation (the "Corporation"), adopted the following amendment to the amended and restated by-laws of Corporation as of June 28, 1990.

     Section 3.1 of the Corporation's by-laws (as amended as of June 28, 1990) is amended to read in its entirety as follows:

     3.1 - Number, Election and Terms. Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate relating to the rights of the holders of Preferred Stock or any other class of capital stock of the Corporation (other than Common Stock) or any series of any of the foregoing which is then outstanding, the number of the directors of the Corporation shall be not less than one nor more than 17 persons. Additional directors may be elected by the holders of shares of a series of Preferred Stock in the circumstances set forth in Article IV of the Certificate or any resolution or resolutions providing for the issuance of such series of shares adopted by the Board of Directors. The exact number of directors within the minimum and maximum limitations specified in this section and the Certificate shall be fixed from time to time, (i) except as provided in (ii) below, by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) by the shareholders pursuant to a resolution adopted by a majority of the shareholders of the Corporation entitled to vote for the election of directors.

Executed:  December 8, 2003.

                                                          NL Industries, Inc.




By:  /s/ Robert D. Graham
Robert D. Graham, Secretary